August 1, 2012
Mr. Terence O'Brien
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4628
Washington, D.C. 20549

Re:	Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2012
Form 8-K Filed May 1, 2012
File No. 001-8529

Dear Mr. O'Brien:
We are in receipt of your comment letter dated July 18, 2012, and respond below to the comments as requested.

Form 10-K for Fiscal Year Ended March 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Business Environment and Results of Operations, page 24
Assets Under Management, page 26

Comment 1:
Please disclose the portion of AUM that has the ability to generate performance fees for each period presented.

Response:
In future filings, for each period presented, we will disclose the portion of AUM that has the ability to generate performance fees in our discussions of Operating Revenues or comparative discussions of AUM, as appropriate. For your information, that portion was approximately 5% as of each of the fiscal year-ends presented in our recent Form 10-K.

Investment Performance, page 27

Comment 2:
We note that “investment performance is one of the most important factors for the maintenance and growth of [y]our assets under management” and “[p]oor investment performance…could impair [y]our revenues and growth…” Please refer to page 9. Please also refer to your disclosures regarding the three primary areas of focus on page 24. While we understand that you manage hundreds of funds, it would appear as though providing your investment strategies' composite returns, net of management fees, for the one, three and five year periods as of the end of your most recently completed fiscal year and/or quarter end, and from each investment strategy's inception, compared to their applicable benchmarks would allow investors to better understand the performance of the funds you manage and also understand the market performance presented in your AUM rollforward. Please advise. Please also disclose the inception date used for each composite. In this regard, we note your response to comment 4 in your letter dated February 20, 2009.

Response:
In addition to our letter dated February 20, 2009 noted in your comment, in our subsequent response to your letter dated March 5, 2009, we agreed with your comment (#2) and have since provided information with respect to the market performance of our AUM based on asset class (equity, fixed income and total) in comparison to available industry standards, including benchmarks and peer group comparisons. We have also, as agreed, disclosed material trends in the market performance of AUM by asset class, including any macro factors driving performance.

We note that relative investment performance disclosure has evolved as the standard for asset management firms, with varying levels of detail, based on individual firm specifics. It would not be practical, or helpful to shareholders, to include in our disclosures raw performance information for the hundreds of products that we manage. Given the number of products, each with a different investment objective and approach, the volume of this information would overwhelm any benefits of making the information available in our filings. However, the information for all of our domestic mutual funds is publicly available and can be readily accessed through our corporate website. In addition, in our “Business Environment” discussion (page 24 of our recent Form 10-K), we have provided disclosure regarding periodic movements in more prominent market indices that we and our clients use as benchmarks for certain product groups and provide our shareholders with some context for our disclosures of relative performance.

We believe that it would be more helpful and informative to our shareholders if we provide additional information about the relative performance of our AUM by significant subsets within each asset class (large cap equity, small cap equity, U.S. taxable fixed, U.S. tax-exempt fixed and global taxable fixed). This disclosure will show how we are performing in each category and thus give shareholders more pertinent information about our AUM market performance. As such, disclosure of inception dates would not be relevant because each composite within the data has a different inception date.

Business Model Streamlining Initiative, page 28

Comment 3:
We note that you expect total annual cost savings of approximately $140 million beginning in fiscal year 2013 from your recently completed streamlining initiative. In future filings, please clarify the portion that is cash cost savings versus the portion that is non-cash cost savings.

Response:
In future filings, we will clarify that substantially all of the cost savings associated with our recently completed streamlining initiative are cash savings.

Results of Operations, page 29

Comment 4:
In future filings, please provide the rollforward of AUM at the total and asset class levels for all three fiscal years, as the purpose of the disclosure is to aid an investor's understanding of your operating revenues, which is presented for three fiscal years.

Response:
We have previously disclosed a rollforward of AUM at the total level for all periods presented in our Forms 10-Q and Forms 10-K. We have also included the AUM rollforward detail at asset class levels for the past two years in our Forms 10-K, and for the current period in our Forms 10-Q. We draw your attention to pages 27 and 35 of our Form 10-K for the fiscal year ended March 31, 2012, which includes a rollforward of AUM at the total level and asset class levels for the 2012 and 2011 fiscal years, and page 34, which includes a rollforward of AUM at the total level for the fiscal year 2010.

In future filings, we will supplement existing AUM rollforwards that include total and asset class level details with asset class level details for all comparative periods presented.

Comment 5:
In future filings, please explain what average AUM revenue yields are, how they are calculated, and what factors will materially impact these amounts, positively and negatively. Please provide any other information that will allow an investor to better understand this amount and the impact to total operating revenues. In this regard, we note that you attribute the increase in the yield to a more favorable average asset mix. We also note your statement on page 26 that you generally earn higher fees and profits on equity AUM and outflows in this asset class will more negatively impact your revenues and net income than outflows of another asset class. In this regard, we note that your equity AUM in total and on average declined in comparison to fixed income AUM and liquidity AUM. As such, it would appear additional detail should be provided to better explain to investors the material factors impacting your operating revenues.

Response:
In future filings, we will explain what average AUM revenue yields are and how they are calculated. We will also explain the factors that materially impact these amounts and the related material impacts to operating revenues.

Comment 6:
As total compensation and benefits represents your most significant cost, please quantify the components of this expense for each period presented. Please provide a discussion and analysis of any material deviations at the component level between fiscal years.

Response:
In future filings, we will provide a table quantifying the components of compensation and benefits for each period presented along with a discussion and analysis of any material deviations at the component level between periods presented.

Liquidity and Capital Resources, page 40

Comment 7:
We note from your disclosure on page 71 that 64.7% of your cash and cash equivalents are invested in money market funds. Considering the materiality to your balance sheet and cash flows, please provide investors with additional details regarding the money market funds to disclose the types of underlying investments (e.g., are any of the money market funds invested in European debt). Please also provide disclosure as to whether any material losses have been recognized from these investments, including the impact to your cash flows, if any.

Response:
We call your attention to page 43 of our Form 10-K for the fiscal year ended March 31, 2012, under the heading “Credit and Liquidity Risk,” where we disclose that “we maintain our cash and cash equivalents with a limited number of high quality financial institutions and that we monitor their credit quality on an ongoing basis.”

In future filings, we will provide additional details regarding our money market fund investments to disclose the types of underlying investments. We note that we have not recognized any losses on these investments. Our monitoring of cash and cash equivalents mitigates the potential that material risks may be associated with these balances. However, to the extent such risks do arise, we will provide appropriate disclosure.

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

Comment 8:
We note your statement that your market capitalization along with a reasonable control premium exceeded the carrying value of your reporting unit as of December 31, 2011. Total stockholders' equity exceeded your market capitalization based on the closing trading price of your common stock on December 31, 2011 by 39.9%. We further note that total stockholders' equity has exceeded your quarterly market capitalization by varying degrees (a low of 4.3% as of December

31, 2010, to a high of 51% as of March 31, 2009) beginning with your quarter ended June 30, 2008. While we note that you did recognize a $1.16 billion impairment charge related to the goodwill of your former wealth management division as of your December 31, 2009 impairment test, your market capitalization has been less than your total stockholders' equity for four years and the gap increased to 39.9% as of your December 31, 2011 testing date. As such, please tell us the control premium you have estimated for your last four annual goodwill impairment testing dates along with the objective evidence you used to estimate your control premium at each of these dates. Your explanation should include a detailed discussion about how you determined the objective evidence is appropriate for your company. Further, considering the significant disparity in your estimated fair value of your reporting units using unobservable inputs and your market capitalization, which is based on an observable input, as of December 31, 2011, please provide us with your detailed discounted cash flow calculations that support your statements that your estimated cash flows would need to deviate 51% for goodwill to be considered impaired.

Response:
Legg Mason continues to have a robust impairment review process that considers our market capitalization and the level of control premium that is appropriate, based on relevant objective market transactions. Our process includes annual reviews of our methodology, assumptions and results by a large independent third party valuation consulting firm for consistency with standard valuation practices. We have disclosed our process in our Critical Accounting Policies, as appropriate, such as the following from our Form 10-K for the fiscal year ended March 31, 2009 (pages 66 and 67) subsequent to the goodwill impairment charge referenced in your comment above:

“…considering relevant prices of Legg Mason's common shares and based on dilutive shares outstanding, inclusive of shares issuable under Equity Units, our market capitalization, along with a reasonable control premium, approximates its carrying value. In an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company. Recent market evidence regarding this control factor suggests premiums of 30% to 45% and higher as realistic and common, and Legg Mason believes such premiums to be a reasonable estimation for our equity value. Our market evidence is from a published source and included 150 transactions from the quarter ended September 30, 2008. Although there is limited transaction data subsequent to September 30, 2008, more recent transactions support or exceed the high end of our range. We exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.”

Besides control premium, another aspect of the perceived disparity between the estimated fair value of our reporting unit(s) and our market capitalization relates to how we define our reporting unit(s). As permitted by ASC 280-10-55-3, our reporting unit(s) exclude(s) certain corporate costs which are otherwise factored into the market value of our common stock. Debt is also not allocated to the reporting unit(s) and therefore is another reconciling item between our business reporting unit(s) assessed value(s) and our market capitalization.

Market volatility can have a significant impact on market capitalizations, and if appropriate, we may consider the average market prices of our stock to determine market capitalization, but never for more than several months within the test date. We note, at times over the past several years, with periodic upswings in our stock price, our market capitalization (~$5.5 billion, April 27, 2011) has neared our net equity carrying value.

As disclosed in our Form 10-K for the fiscal year ended March 31, 2012, we define our reporting unit as our Global Asset Management business. The reporting unit excludes costs associated with executive management, finance, human resources, legal and compliance, internal audit and other corporate functions. In developing our assessment of the reporting unit's fair value for impairment testing, we use a projected cash flow (income) method, the results of which are compared to an independent market approach method, which uses an average of peer transaction or company EBITDA multiples. We further assess the accuracy of the results from these valuation methods by comparison of their appropriately weighted average to our market capitalization. Upon considering debt and corporate cost values, as mentioned above, along with a reasonable control premium, our assessed reporting unit value reconciles to our market capitalization. For our goodwill impairment testing in each of the past four years, the control premium implied by our valuation results was well within the range of control premiums observed in published relevant market transaction data and also below the mean of such control premiums. We continue to find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries. However, in recent years we have identified sufficient market data from the more specific brokerage, investment and management consulting industry we operate in to support our conclusions.

Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, are additional specifics of our response relating to control premium, related objective market data, and our December 31, 2011 calculations of estimated cash flows of our Global Asset Management business reporting unit.

Consolidated Statements of Income, page 58

Comment 9:
In future filings, please separately present net income (loss) attributable to redeemable noncontrolling interests and net income (loss) attributable to non-redeemable noncontrolling interests. Please also separately present comprehensive income (loss) attributable to redeemable noncontrolling interest and comprehensive income (loss) attributable to non-redeemable noncontrolling interest.

Response:
As noted below, separate presentation of net income and comprehensive income amounts attributable to redeemable and nonredeemable noncontrolling interests is not required. Further, we do not believe such disclosures are meaningful for our circumstances, but given your comment, we will provide additional footnote disclosure in future filings to clarify amounts attributable to noncontrolling interests.

We note that ASC 810-10-50-1A (a) only requires “on the face of the consolidated financial statements 1) the amounts of consolidated net income and consolidated comprehensive income and, 2) the related amounts of each attributable to the parent and the noncontrolling interest.”
We also note that Regulation S-X, Rule 5-03 (19) does not require separate presentation of amounts attributable to redeemable and nonredeemable noncontrolling interests on the face of an entity's income statement.

We draw your attention to our Form 10-K for the fiscal year ended March 31, 2012, page 60, that provides a rollforward of “Appropriated Retained Earnings of Consolidated Investment Vehicle.” On page 67, “Appropriated Retained Earnings” is identified as amounts associated with the assets and liabilities of a CLO product that we have consolidated and made a fair value election for its assets and liabilities. Appropriation of retained earnings is an accounting policy election permitted by ASC 505-10-45 and we have disclosed on page 67 that the related reclassification from net income for each reporting period that represents “the changes in the fair values of the CLO assets and liabilities are recorded as Net income (loss) attributable to noncontrolling interests in our Consolidated Statements of Income.” The rollforward on page 60 discloses that $1,299 and $(13,744) for the years ended March 31, 2012 and 2011 were reclassified from net income to appropriated retained earnings. We also draw your attention to page 69, under the footnote heading “Noncontrolling Interests” which provides a rollforward of redeemable noncontrolling interests, including $8,915, $5,584 and $6,623 of net income attributable to redeemable noncontrolling interests for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. The totals of these amounts in each year comprise the net income (loss) attributable to noncontrolling interests of $10,214, $(8,160) and $6,623, for the years ended March 31, 2012, 2011 and 2010, respectively.

With regards to comprehensive income, net income (loss) is the only component of comprehensive income attributable to noncontrolling interests for the years ended March 31, 2012, 2011, and 2010, and therefore, the same amounts are reported for Comprehensive income (loss) attributable to noncontrolling interests on page 59. There are no other components of comprehensive income (loss) attributable to noncontrolling interests to report.

We believe we have provided all required disclosures for our noncontrolling interests in an appropriately meaningful manner. However, given your comment, in future filings, we will expand our footnote disclosure to state that we do not have nonredeemable noncontrolling interests and to show the amounts of net income reclassified to appropriated retained earnings for consolidated investment vehicle and attributable to redeemable noncontrolling interests that have been included in Net income (loss) attributable to noncontrolling interests in our Consolidated Statements of Income (Loss) for all periods presented.

Consolidated Statements of Changes in Stockholders' Equity, page 60

Comment 10:
In future filings, please clearly indicate which columns are included in equity attributable to Legg Mason, Inc. Please refer to ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

Response:
Please see our response to comment 9 above. As noted in our Consolidated Statements of Changes in Stockholders' Equity, we appropriate amounts from retained earnings for a consolidated investment vehicle, but all amounts included in the statement are attributable to Legg Mason, Inc. shareholders and none to noncontrolling interests. As such, no revisions to our Consolidated Statements of Changes in Stockholders' Equity appear necessary.

Comment 11:
In future filings, please revise this financial statement to separately present the changes in noncontrolling interest in consolidated investment vehicles for each period presented. Please refer to ASC 810-10-50-1A(c) and ASC 810-10-55-4L for guidance. Please also address this guidance in either a separate statement for the interim period or within the footnotes to your interim financial statements. Please note that the amounts reported under the noncontrolling interests in consolidated investment vehicles column for net income are to agree to the amounts reported on your consolidated statements of income and consolidated statements of comprehensive income. Reclassification adjustments should be made from the noncontrolling interest column to the appropriated retained earnings of consolidated investment vehicle column. Please provide us with your revised consolidated statements of changes in stockholders' equity that you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

Response:
Please see our responses to comments 9 and 10 above. We have reported redeemable noncontrolling interests in Footnote 1 under the heading “Noncontrolling interests” on page 69 of our recent Form 10-K and there are no nonredeemable noncontrolling interests to report. As such, no revisions to our Consolidated Statements of Changes in Stockholders' Equity appear necessary.

1. Summary of Significant Accounting Policies, page 63
Investment Advisory Fees, page 68

Comment 12:
In future filings, please expand your disclosure to clarify what the performance measurement period is (e.g., at the end of the quarter, at the end of each annual period, once the fund is liquidated, et cetera). Also, please tell us if you receive performance-based fees prior to the contingency resolution. To the extent that you do, please provide disclosures regarding how you account for these payments and the amounts recognized for each period presented.

Response:
We point out that page 68 of our current Form 10-K includes a discussion of the nature of performance fees we may be eligible to receive and our related accounting treatment, including the statements that “Performance fees….are recognized at the end of the performance measurement period.” and “neither advanced billings nor performance fees are subject to reversal.”

In future filings, we will expand our disclosure to clarify the performance fee measurement periods that apply to our AUM, and if we receive any such fees prior to the contingency resolution, how we account for the payments, and the amounts recognized for each period, if material.

9. Commitments and Contingencies, page 81

Comment 13:
In future filings, please expand upon your disclosure regarding your contracts that contain a variety of representations, warranties, and general indemnifications to provide the disclosures required by ASC 460-10-50-4. Please provide us with the expanded disclosures you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

Response:
ASC 460, Guarantees relates to contracts involving underlyings (specified prices, rates or other variables) and performance guarantees (letters of credit and other similar contracts), none of which are contemplated by the noted reference to our disclosure of representations, warranties, and general indemnifications. In future filings, we will clarify our disclosures to indicate that these contracts do not include financial guarantees contemplated by ASC 460. As such, the disclosures required by ASC 460-10-50-4 are not applicable.

Comment 14:
We note your disclosure regarding the resolution of “other matters”, in which you note that you are unable to estimate the amount or range of “potential losses” for “certain of these matters” due to the preliminary nature. First, please describe the nature of these “other matters” per ASC 450-20-50-1 and 50-4. Second, we assume that you are using the term “potential losses” in place of the term reasonably possible losses. As “potential losses” is not defined in ASC 450-20-25-1, please revise your disclosure in future filings to use the term reasonably possible loss as defined in ASC 450-20-25-1 when providing the disclosures required by ASC 450-20-50-4. Finally, please provide the disclosures required by ASC 450-20-50-3 - 50-5 for the “other matters” that are not preliminary in nature. Please provide us with the disclosures that you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

Response:
The nature of the “other matters” has been described two paragraphs earlier as customer complaints, legal actions, investigations and proceedings. In future filings, we will revise our disclosures to clarify this. Also, we will use the term “reasonably possible losses” in place of “potential losses”.

The other disclosures required by ASC 450-20-50-3 - 50-5 for the “other matters” that are not preliminary in nature have also been provided two paragraphs earlier and in the last paragraph of the referenced footnote. In future filings, including our Form 10-Q for June 30, 2012, we agree to reorder these disclosures to more appropriately acknowledge the referenced disclosure requirements.

18. Variable Interest Entities and Consolidation of Investment Vehicles, page 91

Comment 15:
We note that you have determined that a CLO, the public-private investment program, and other sponsored investment funds do not meet the requirements for consolidation. Considering the material impact consolidating these investment vehicles and funds would have to your consolidated financial statements, please provide an explanation, either here or within the critical accounting policies section of MD&A, of the specific factors present that resulted in your conclusion that you were not the primary beneficiary, for those that met the definition of a VIE. For those funds and investment vehicles that did not meet the definition of a VIE and were evaluated under the VRE model (i.e., ASC 810-20-15-1 - 15-3, 810-20-25-1 - 25-20, 810-20-45-1, and 810-20-55-1 - 55-16), please also provide an explanation of the specific factors present that resulted in your conclusion that the funds/investment vehicles did not meet the requirements for consolidation. Please provide us with the disclosures you would have provided in the fiscal year 2012 Form 10-K in response to this comment.

Response:
All of our sponsored investment products are subject to a consolidation analysis. Generally, for these sponsored investment products that are VIEs and are not consolidated, Legg Mason holds only an insignificant variable interest. Some of these sponsored investment products, where we may have more than an insignificant investment at risk, are VREs, but not consolidated because we do not have a controlling financial interest, due to the existence of substantive third party kick-out rights (such as for the PPIP Master Fund), or otherwise.

In future filings, we will include disclosures to clarify these aspects. In our Form 10-K for the fiscal year ended March 31, 2012, these disclosures would have been as follows. On page 91, the first paragraph of footnote 18, Variable Interest Entities and Consolidation of Investment Vehicles, would have included as the last sentence: “The other CLO is not consolidated, as its level of expected subordinated fees is insignificant.” Further, after the tables on pages 96 and 97 that disclose information about VIEs that are not consolidated, we would have included the following sentence: “These VIEs are not consolidated because Legg Mason does not absorb a majority of each VIE's expected losses or does not receive a majority of each VIE's expected residual returns.” Finally, on page 63, in the second paragraph under the heading, “Consolidation” we would have appended the last sentence to include “, absent substantive kick-out rights.”

Form 8-K Filed May 1, 2012

Comment 16:
We note your presentation of full statements of income excluding the CIVs. In future filings, please remove the presentations of the full statement of income on a non-GAAP basis. Please refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, Instruction 2 to Item 2.02 of Form 8-K, and Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Response:
In future filings, we will delete our non-GAAP presentation of full statements of income excluding the CIVs and all references to such. We will replace this disclosure in future earnings releases and the related Forms 8-K with the consolidating statements of income (loss) included in footnote 18 on page 92 of our Form 10-K for the fiscal year ended March 31, 2012.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachments (provided under separate cover with our request for confidential treatment and return to us upon completion of your review pursuant to Exchange Act Rule 12b-4)

1 - Implied Control Premiums and Related Objective Market Evidence for the Fiscal Years Ended March 31, 2012, 2011, 2010 and 2009
2 - Calculation of Global Asset Management Business Reporting Unit Cash Flows

cc:	Tracey Smith, U.S. Securities and Exchange Commission, Division of Corporation Finance